Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 29 - 2006

DECEMBER 18, 2006
FOR IMMEDIATE RELEASE

AURIZON ADDED TO S&P/TSX GLOBAL GOLD INDEX

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce that its common shares have been added to the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective  December 18, 2006.

Aurizon is a pure gold company with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon recently poured its first gold dore bars at its 100% owned Casa Berardi Mine, situated in the Abitibi region of north-western Quebec, and is on schedule to commence commercial production in the first quarter of 2007.  Casa Berardi is expected to produce approximately 185,000 ounces of gold in 2007 at an estimated total cash cost of US$250 per ounce, using a Canadian dollar exchange rate of 1.13.

Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.